Exhibit 99.105

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3 Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 7, 2017 with respect to the consolidated financial statements of NexGen Energy Ltd. as at and for the year ended December 31, 2016 included in this registration statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
April 21, 2017

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.